Exhibit 99.1

Chagee Announces First Quarter 2025 Unaudited Financial Results

SHANGHAI, May 30, 2025 (GLOBE NEWSWIRE) -- Chagee Holdings Limited (NASDAQ: CHA) (“Chagee” or the “Company”), a leading premium tea drinks brand serving healthy and delicious freshly-made tea drinks, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Operational Highlights1

•	As of March 31, 2025, the Company operated a total of 6,681 teahouses in Greater China and overseas, representing 63.6% growth in the number of teahouses from March 31, 2024.

•	Total GMV generated in the first quarter of 2025 was RMB8,226.8 million, representing a 38.0% increase from the same quarter of 2024, as driven by increased GMV of both Greater China and overseas teahouses.

•	Average monthly GMV per teahouse in Greater China was RMB431,973 in the first quarter of 2025, compared to RMB455,996 in the fourth quarter of 2024 and RMB549,432 in the first quarter of 2024.

•	Chagee’s Mobile Mini Program had a total of 192.4 million registered members as of March 31, 2025, representing 109.6% growth in the number of registered members from March 31, 2024.

•	Chagee had 44.9 million active members in the first quarter of 2025, representing a 21.4% year-over-year increase.

First Quarter 2025 Financial Highlights

•	Net revenues increased by 35.4% to RMB3,392.7 million (US$467.5 million) from RMB2,506.6 million in the same quarter of 2024.

•	Operating income in the first quarter of 2025 was RMB820.8 million (US$113.1 million), representing an operating margin of 24.2%, compared to RMB705.9 million, or an operating margin of 28.2%, in the same quarter of 2024.

•	Net income increased by 13.8% to RMB677.3 million (US$93.3 million) from RMB595.1 million in the same quarter of 2024.

First Quarter 2025 Financial Results

Total net revenues increased by 35.4% to RMB3,392.7 million (US$467.5 million) from RMB2,506.6 million in the same quarter of 2024.

1 Please refer to the section “Key Definitions” for detailed definitions on certain terms used.

•	Net revenues from franchised teahouses were RMB3,149.9 million (US$434.1 million), representing an increase of 31.8% from RMB2,389.7 million in the same quarter of 2024. The increase was primarily driven by the expansion of the Company’s franchised teahouse network. Net revenues from franchised teahouses represented 92.8% of the Company’s total net revenues for the first quarter of 2025.

•	Net revenues from company-owned teahouses were RMB242.8 million (US$33.5 million), representing an increase of 107.7% from RMB116.9 million in the same quarter of 2024. The increase was mainly fueled by the new opening of company-owned teahouses. Net revenues from company-owned teahouses represented 7.2% of the Company’s total net revenues for the first quarter of 2025.

Total operating expenses increased by 42.8% to RMB2,571.9 million (US$354.4 million) from RMB1,800.6 million in the same quarter of 2024.

•	Cost of materials, storage and logistics were RMB1,590.3 million (US$219.1 million), representing an increase of 20.8% from RMB1,316.2 million in the same quarter of 2024. The increase was primarily due to increase in the sales of materials to the Company’s franchised teahouses as it continued to expand its teahouse network.

•	Company-owned teahouse operating costs were RMB157.0 million (US$21.6 million), representing an increase of 170.0% from RMB58.2 million in the same quarter of 2024. The increase mainly resulted from an increase of 133 company-owned teahouses, which drove the increase in payroll, store rental, utilities, and other store operating expenses.

•	Other operating costs were RMB172.5 million (US$23.8 million), representing an increase of 79.6% from RMB96.0 million in the same quarter of 2024. This was mainly due to the increase of RMB72.6 million in payroll, utilities, office expenses and travelling expenses, which was attributable to the Company’s expanded headcount to support the rapid expansion of its franchised teahouse network. Other operating costs as a percentage of total net revenues was 5.1%, compared to 3.8% in the same quarter of 2024.

•	Sales and marketing expenses were RMB299.3 million (US$41.2 million), representing an increase of 166.0% from RMB112.5 million in the same quarter of 2024. The increase was mainly driven by increases of (i) RMB111.9 million in advertising expenses associated with branding activities, new product launches and related marketing campaigns, and (ii) RMB67.8 million in payroll, utilities, office expenses and travelling expenses due to the expansion of the Company’s sales and marketing team. Sales and marketing expenses as a percentage of total net revenues was 8.8%, compared to 4.5% in the same quarter of 2024.

•	General and administrative expenses were RMB352.8 million (US$48.6 million), representing an increase of 62.1% from RMB217.7 million in the same quarter of 2024. The increase was primarily driven by increase of (i) RMB53.6 million in research and development expenses resulting from fine-tuning existing tea drinks recipes and developing new products and IT systems, (ii) RMB36.2 million in professional service fees incurred to support business development and operations, and (iii) RMB25.9 million in payroll expenses due to the headcount expansion of the Company’s administrative staff to support its growing business and global expansion. General and administrative expenses as a percentage of total net revenues was 10.4%, compared to 8.7% in the same quarter of 2024.

Net income was RMB677.3 million (US$93.3 million), representing a net income margin of 20.0%, compared to RMB595.1 million, or a net income margin of 23.7%, in the same quarter of 2024.

Basic and diluted net income per ordinary share was RMB3.92 (US$0.54), compared to RMB3.32 in the same quarter of 2024.

Cash and cash equivalents, restricted cash, and time deposits were RMB5,392.4 million (US$743.1 million) as of March 31, 2025, compared to RMB4,868.7 million as of December 31, 2024.

Key Operating Data

	For the three months ended
	March 31, 2024	December 31, 2024	March 31, 2025
Total teahouses	4,083	6,440	6,681
Franchised teahouses	4,025	6,271	6,490
Greater China market	3,931	6,145	6,362
Overseas markets	94	126	128
Company-owned teahouses	58	169	191
Greater China market	58	139	150
Overseas markets	-	30	41
Total GMV (RMB in million)	5,962.2	8,177.2	8,226.8
Greater China market	5,865.9	7,975.7	8,048.4
Overseas markets	96.3	201.5	178.4
Average monthly GMV per teahouse in Greater China (RMB)	549,432	455,996	431,973
Same store GMV growth	46.0%	(18.4)%	(18.9)%
Greater China market	45.8%	(19.3)%	(19.1)%
Overseas markets	49.8%	29.2%	(8.4)%
Registered members (in million)	91.8	177.3	192.4
Active members (in million)	37.0	42.5	44.9

Recent Developments

On April 17, 2025, the Company announced the pricing of its initial public offering of 14,683,991 American Depositary Shares, at an initial public offering price of US$28.00 per ADS, before underwriting discounts and commissions. Each ADS represents one Class A ordinary share of Chagee. The gross proceeds from the Offering, before deducting underwriting discounts and commissions and other offering expenses payable by Chagee, were approximately US$411.2 million.

On May 1, 2025, the Company announced that the Underwriters of its previously announced U.S. initial public offering exercised their over-allotment option to purchase an additional 2,202,598 ADSs at an initial public offering price of US$28.00 per ADS, resulting in additional gross proceeds of approximately US$61.7 million, before underwriting discounts and commissions. The issuance and sale of the over-allotment option closed on April 30, 2025.

Key Definitions

•	GMV (gross merchandise value) refers to the transaction amount from the sales of freshly-made tea drinks from franchised teahouses and company-owned teahouses.

•	Average monthly GMV per teahouse in Greater China is calculated by dividing (i) the sum of GMV generated by the monthly fully operational teahouses in Greater China in each calendar month during the specific period by (ii) the sum of the total number of the monthly fully operational teahouses in Greater China in each calendar month during the corresponding period.

•	Same store GMV growth refers to the growth rate of GMV generated by same stores in Greater China and/or overseas during that specific period compared to GMV generated by these same stores during the corresponding period in the preceding year. Same stores are defined to be teahouses that (i) have been in operation for at least 13 months, and (ii) without material operational changes in both comparison periods.

•	Active members refer to registered members who placed an order for the Company’s products at least once in a given period.

Conference Call

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on Friday, May 30, 2025 (or 8:00 P.M. Hong Kong Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Chagee Holdings Limited First Quarter 2025 Earnings Conference Call
Registration Link:	https://register-conf.media-server.com/register/BI522f73d7ab0044f78ffb50d5aba8f067

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.chagee.com.

About Chagee

Chagee is a leading premium tea drinks brand, serving healthy and delicious freshly-made tea drinks. Founded in 2017, Chagee has transformed traditional tea culture into a modern lifestyle experience, leveraging cutting-edge technology and innovative branding. With its commitment to quality, innovation, and cultural connection, Chagee continues to reshape the global tea industry.

Use of Non-GAAP Financial Measures

The Company considers adjusted net income, a non-GAAP financial measure, as a supplemental measure to review and assess the operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of the operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using this non-GAAP financial measure is that it does not reflect all items of income and expense that affect the operations. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling this non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the performance. The Company encourages you to review the financial information in its entirety and not rely on a single financial measure.

The Company non-GAAP financial measure reflects adjustments for share-based compensation expense. The Company believes that the exclusion of share-based compensation expense is appropriate because it eliminates the impact of non-cash expenses that are based upon valuation methodologies and assumptions that vary over time, and the amount of the expense can vary significantly between companies due to factors that are unrelated to their core operating performance and that can be outside of their control. Although the Company excludes share-based compensation expense from the non-GAAP measure, equity compensation has been, and will continue to be, an important part of future compensation strategy and a significant component of future expenses and may increase in future periods.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2567 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2025.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Chagee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Chagee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chagee’s growth strategies; its future business development, results of operations and financial condition; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s freshly-made tea drinks industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s freshly-made tea drinks industry or China’s food and beverage sector in general; governmental policies and regulations relating to Chagee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Chagee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chagee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact

Investor Relations

Robin Yang, Partner
ICR, LLC

Email: Chagee.IR@icrinc.com
Phone: +1 (212) 537-5825

Media Relations

Brad Burgess, SVP

ICR, LLC

Email: Chagee.PR@icrinc.com

CHAGEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB	US$
Assets
Current Assets
Cash and cash equivalents	4,754,783	5,110,533	704,250
Restricted cash	13,898	22,853	3,149
Time deposits	100,000	259,000	35,691
Accounts receivable, net	121,967	131,327	18,097
Inventories	132,069	117,438	16,183
Prepayments and other current assets, net	315,404	339,028	46,719
Amounts due from related parties	1,547	1,370	189
Total current assets	5,439,668	5,981,549	824,278

Non-current assets
Long-term investments	2,403	2,531	349
Property and equipment, net	249,003	265,244	36,552
Deferred tax assets, net	253,210	251,761	34,694
Right-of-use assets, net	542,202	625,104	86,142
Goodwill	11,837	11,837	1,631
Intangible assets	8,440	9,607	1,324
Other non-current assets	89,343	105,598	14,552
Total non-current assets	1,156,438	1,271,682	175,244
Total Assets	6,596,106	7,253,231	999,522

Liabilities, mezzanine equity and shareholders' equity
Current liabilities
Short-term borrowings	-	150,000	20,671
Accounts payable	597,091	508,005	70,005
Contract liabilities, current	265,341	223,177	30,755
Taxes payable	217,387	253,926	34,992
Operating lease liabilities, current	195,438	203,914	28,100
Accrued expenses and other liabilities	1,022,671	799,520	110,176
Total current liabilities	2,297,928	2,138,542	294,699

Non-current liabilities
Contract liabilities, non-current	257,305	266,926	36,783
Operating lease liabilities, non-current	352,618	434,146	59,827
Total non-current liabilities	609,923	701,072	96,610
Total liabilities	2,907,851	2,839,614	391,309

CHAGEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB	US$
Mezzanine equity	933,780	950,019	130,916
Shareholders' equity
Class A Ordinary shares	27	27	4
Class B Ordinary shares	49	49	7
Treasury stock	(210,082)	(210,082)	(28,950)
Additional paid-in capital	90,853	90,853	12,520
Statutory reserve	18,437	18,437	2,541
Retained earnings	2,752,024	3,414,643	470,550
Accumulated other comprehensive income/(loss)	2,597	(2,423)	(334)
Total shareholders' equity of the Company	2,653,905	3,311,504	456,338
Non-controlling interests	100,570	152,094	20,959
Total shareholders' equity	2,754,475	3,463,598	477,297
Total liabilities, mezzanine equity and shareholders' equity	6,596,106	7,253,231	999,522

CHAGEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net revenues
Net revenues from franchised teahouses	2,389,684	3,149,922	434,071
Net revenues from company-owned teahouses	116,887	242,789	33,457
Total net revenues	2,506,571	3,392,711	467,528

Cost of materials, storage and logistics*	(1,316,240)	(1,590,285)	(219,147)
Company-owned teahouse operating costs	(58,166)	(157,043)	(21,641)
Other operating costs	(96,009)	(172,458)	(23,765)
Sales and marketing expenses	(112,540)	(299,323)	(41,248)
General and administrative expenses	(217,673)	(352,826)	(48,621)
Total operating expenses	(1,800,628)	(2,571,935)	(354,422)
Income from operations	705,943	820,776	113,106
Financial income, net	9,217	15,694	2,163
Others, net	29,340	(407)	(56)
Income before income tax	744,500	836,063	115,213
Income tax expenses	(149,398)	(158,746)	(21,876)
Net income	595,102	677,317	93,337
Less: Net (loss)/income attributable to non-controlling interests	(840)	1,541	212
Net income attributable to the Company	594,262	678,858	93,549
Accretion of convertible redeemable preferred shares to redemption value	(14,613)	(16,239)	(2,238)
Cumulative undeclared dividends on convertible redeemable preferred shares	(11,917)	(12,758)	(1,758)
Net income attributable to ordinary shareholders of the Company	567,732	649,861	89,553

Weighted average number of ordinary shares used in computing net income per share, basic and diluted
- Basic	104,443,500	98,743,892	98,743,892
- Diluted	104,443,500	98,743,892	98,743,892
Net income per ordinary share
- Basic	3.32	3.92	0.54
- Diluted	3.32	3.92	0.54

* Cost of materials, storage and logistics was previously reported separately under cost of materials and storage and logistics costs. It consists primarily of costs for materials and ingredients used for resale or production, as well as costs incurred for inventory storage and related logistics activities. This reclassification has been applied retrospectively.

CHAGEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net cash provided by operating activities	523,473	360,032	49,615
Net cash used in investing activities	(43,837)	(192,479)	(26,524)
Net cash provided by financing activities	13,874	202,172	27,861
Effect of exchange rate changes on cash and cash equivalents, restricted cash	817	(5,020)	(692)
Net increase in cash and cash equivalents and restricted cash	494,327	364,705	50,260
Cash and cash equivalents, restricted cash at the beginning of the period	2,322,680	4,768,681	657,142
Cash and cash equivalents, restricted cash at the end of the period	2,817,007	5,133,386	707,402

CHAGEE HOLDINGS LIMITED

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, all amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net income	595,102	677,317	93,337
Add: Share based compensation	360	-	-
Adjusted net income	595,462	677,317	93,337